

Mail Stop 3561

March 17, 2017

Paul Carbone
Chief Financial Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

>   **Re: Dunkin' Brands Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed February 22, 2017**
>   **File No. 001-35258**

Dear Mr. Carbone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating, investing and financing cash flows, page 45

Free cash flow, page 45

1.   We note you have presented tabular and narrative information related to your discussion of cash flows for two rather than three years. Your discussion and presentation of operating, investing and financing cash flows as shown in the statements of cash flows, along with non-GAAP measure of free cash flow should be provided for each year in which statements of cash flows are presented in the filing. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

2.   We note you define free cash flow as net cash provided by operating and investing activities, excluding the cash flows related to advertising funds, gift card/certificate programs, and restricted cash. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). See Question No. 102.07 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated May 17, 2016. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. We also note your disclosures that you use free cash flow as a key performance measure; however, your definition of the measure implies it as a liquidity measure. Please revise or advise. In addition, in describing the usefulness of this measure, please disclose that it also does not represent residual cash flow available for discretionary expenditures. Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings.

Form 8-K furnished February 9, 2017

3.   We note that your fiscal year 2016 key financial highlights section begins with the disclosure of systemwide sales. As this amount includes revenue related to franchisees that is not recognized as revenue on your financial statements, we believe that to avoid undue prominence of this non-GAAP measure, it should be presented below your financial highlights presented in accordance with GAAP. See Question 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated May 17, 2016. Your segment results sections in your earnings release should be similarly revised. Please revise accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure